SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of August, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND JUNE 30, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Jun 30,     Jun 30,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    504,434$    307,328      27,264
  Accounts receivable, net .........................   1,088,617   1,251,681     111,040
  Taxes recoverable and other assets ...............      65,765      42,310       3,753
  Inventories, net .................................     794,451     835,471      74,117
  Prepaid expenses .................................       4,802       8,920         791
            Total current assets ...................   2,458,069   2,445,710     216,966
LONG-TERM RELATED PARTIES ..........................     287,290     226,557      20,099
PROPERTY, PLANT AND EQUIPMENT, net .................   7,226,152   7,667,654     680,221
INVESTMENT IN SUBSIDIARIES .........................   3,590,501   3,713,732     329,456
OTHER ASSETS, net ..................................     200,588     196,910      17,468
            Total  assets ..........................$ 13,762,600$ 14,250,563   1,264,211

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     189,450     189,766      16,835
  Interest payable .................................       2,660       1,488         132
  Trade accounts payable ...........................     395,658     390,381      34,632
  Notes payable ....................................      27,235      16,466       1,461
  Accrued liabilities ..............................     279,001     386,944      34,327
  Employee profit-sharing ..........................         286         284          25
            Total  current liabilities .............     894,290     985,329      87,412
LONG-TERM DEBT .....................................   5,824,148   5,956,273     528,399
LONG-TERM RELATED PARTIES ..........................     778,132     859,553      76,254
LONG-TERM NOTES PAYABLE ............................      20,721      18,209       1,615
DEFERRED TAXES......................................   1,173,935   1,188,831     105,465
LIABILITY FOR EMPLOYEE BENEFITS.....................     302,891     300,838      26,688
            Total long term liabilities ............   8,099,827   8,323,704     738,421
            Total  liabilities .....................   8,994,117   9,309,033     825,833
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,740,859   4,913,319     435,875
  Minority interest ................................      27,624      28,211       2,503
            Total stockholders' equity .............   4,768,483   4,941,530     438,378
            Total liabilities and stockholders' equi$ 13,762,600$ 14,250,563   1,264,211

               Exchange rate: $ 11.2723


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Jun   Acum. Jun
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    179,738$   -237,399     -21,060
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss in subsidiaries ....................................     341,874      -2,340        -208
       Depreciation and amortization ...........................     261,667     126,628      11,234
       Loss (gain) on sale of property, plant and equipment ....      10,595        -740         -66
       Deferred income taxes ...................................    -193,691     -57,480      -5,099
       Other....................................................     -25,827      21,805       1,934
       Total items which do not require cash....................     394,618      87,873       7,795
  Net resources generated from income ..........................     574,356    -149,526     -13,265
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     -94,247     -41,020      -3,639
    Decrease (Increase) in current assets ......................      26,403      19,337       1,715
    Decrease (increase) in account receivables, net ............      -1,441    -163,064     -14,466
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -158,319      90,723       8,048
  Resources generated by continued operating  ..................     346,752    -243,550     -21,606
  Assets and liabilities discontinued ..........................     -23,315           0           0
  Resources generated by operating activities ..................     323,437    -243,550     -21,606
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -4,562,968     235,051      20,852
       Increase (Decrease) in capital ..........................     292,617           0           0
       Gain on shares sales ....................................   2,993,053           0           0
  Net resources generated from financing activities ............  -1,277,298     235,051      20,852
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....     -67,622    -181,255     -16,080
       Profit on sale of discontinued operations................      72,922           0           0
       Acquisition of shares ...................................     669,392           0           0
       Increase in deferred assets .............................      -6,331      -7,352        -652
  Net resources applied to investing activities ................     668,361    -188,607     -16,732
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -285,500    -197,106     -17,486
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     789,934     504,434      44,750
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    504,434$    307,328US    27,264


* The exchange rate of 11.2723 was used for translation purposes.



CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              2Q          2Q                      2Q          2Q
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 1,162,085$  1,358,720         17%     104,524     120,536         15%
COST OF SALES ...........................    975,442   1,105,816         13%      87,737      98,100         12%
     Gross profit........................    186,643     252,904         36%      16,787      22,436         34%

     Selling and Administrative expenses     110,612     117,535          6%       9,949      10,427          5%
     Operating income ...................     76,031     135,369         78%       6,838      12,009         76%
FINANCIAL EXPENSE:
Interest expense ........................    126,144     165,670         31%      11,346      14,697         30%
Interest income .........................    -13,601     -10,224        -25%      -1,223        -907        -26%
Exchange (gain) loss, net ...............   -259,535     249,900     N/A         -23,344      22,169     N/A
Gain on monetary position ...............     -1,676       6,930     N/A            -151         615     N/A
  Total financial expense ...............   -148,668     412,276     N/A         -13,372      36,574     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -63,678      76,597     N/A          -5,728       6,795     N/A
  Total other income (expense) ..........    -63,678      76,597     N/A          -5,728       6,795     N/A
  Income (loss) before income and asset t    161,021    -200,310     N/A          14,482     -17,770     N/A
Provisions for income and asset taxes ...      3,220       4,572         42%         290         406         40%
Provision for deferred income taxes .....    194,378     -57,358     N/A          17,483      -5,088     N/A
  Net income after taxes ................    -36,577    -147,524        303%      -3,291     -13,088        298%
Discontinued operations .................    -31,178           0       -100%      -2,804           0       -100%
Loss (Gain) in subsidiaries .............    -37,261     -20,462        -45%      -3,348      -1,816        -46%
Net income before minority interest......$    31,862$   -127,062     N/A           2,861     -11,272     N/A
  Minority interest......................     -1,983      -1,068        -46%        -178         -95        -47%
  Majority net income....................$    33,845$   -125,994     N/A           3,039     -11,177     N/A


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2006


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 2,287,840$  2,498,424          9%     202,129$    225,389         12%
COST OF SALES ...........................  1,936,816   2,020,687          4%     171,090     182,268          7%
     Gross profit........................    351,024     477,737         36%      31,039      43,121         39%

     Selling and Administrative expenses     216,168     224,729          4%      19,101      20,289          6%
     Operating income ...................    134,856     253,008         88%      11,938      22,832         91%
FINANCIAL EXPENSE:
Interest expense ........................    263,350     324,811         23%      23,242      29,338         26%
Interest income .........................   -377,606     -24,117        -94%     -32,783      -2,185        -93%
Exchange (gain) loss, net ...............   -235,189     418,990     N/A         -21,233      37,726     N/A
Gain on monetary position ...............    -60,015     -45,889        -24%      -5,209      -4,244        -19%
  Total financial expense ...............   -409,460     673,795     N/A         -35,983      60,635     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -125,146     129,344     N/A         -11,057      11,648     N/A
  Total other income (expense) ..........   -125,146     129,344     N/A         -11,057      11,648     N/A
  Income (loss) before income and asset t    419,170    -291,443     N/A          36,864     -26,155     N/A
Provisions for income and asset taxes ...      3,220       5,776         79%         290         517         78%
Provision for deferred income taxes .....    283,452     -57,480     N/A          25,206      -5,099     N/A
  Net income after taxes ................    132,498    -239,739     N/A          11,368     -21,573     N/A
Discontinued operations .................    -43,499           0       -100%      -3,872           0       -100%
Loss (Gain) in subsidiaries .............    218,272      -2,340     N/A          18,830        -121     N/A
Net income before minority interest......$   -42,275$   -237,399        462%      -3,590$    -21,452        498%
  Minority interest......................     -3,147      -1,144        -64%        -279        -102        -63%
  Majority net income....................$   -39,128$   -236,255        504%      -3,311$    -21,350        545%

CORPORACION DURANGO, S.A. DE C.V. AND REPORTING GUARANTOR GROUP
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION


SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:
FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS.

1.1 CONSOLIDATION BASIS:
THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE FINANCIAL STATEMENTS OF CORPORACION DURANGO, S.A. DE C.V. AND THE FOLLOWING
SUBSIDIARIES:
   COMPANIA PAPELERA DE ATENQUIQUE, S.A. DE C.V.
   EMPAQUES DE CARTON TITAN, S.A. DE C.V.
   ADMINISTRACION CORPORATIVA DE DURANGO, S.A. DE C.V.
   PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.

ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN
ELIMINATED FOR CONSOLIDATION PURPOSES. THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ASSETS, LIABILITIES AND INCOME OR LOSS OF THE PARENT COMPANY AND THE SUBSIDIARIES WITH MORE THAN 50% OF
OWNERSHIP.

AS OF JUNE 1, 2004, THE MEXICAN BOARD FOR RESEARCH AND DEVELOPMENT OF FINANCIAL REPORTING STANDARDS, OR CINIF, ASSUMED THE RESPONSIBILITY OF ESTABLISHING MEXICAN ACCOUNTING AND REPORTING STANDARDS. AS PART OF ITS RESPONSIBILITY, AND AFTER DUE EXPOSURE IN 2004 AND 2005, THE CINIF ISSUED SEVERAL FINANCIAL REPORTING STANDARDS (NORMAS DE INFORMACION FINANCIERA, OR NIFS) THAT BECAME EFFECTIVE ON JANUARY 1, 2006.

THE PRINCIPAL OBJECTIVE OF THE CINIF IN ISSUING THE NIFS IS TO ACHIEVE GREATER CONCURRENCE BETWEEN MEXICAN GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS).

THE STRUCTURE OF THE NIFS IS AS FOLLOWS:

- NEW BULLETINS AND INTERPRETATIONS TO THE BULLETINS ISSUED BY CINIF.
- EXISTING BULLETINS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS THAT HAVE NOT BEEN AMENDED, REPLACED OR REPEALED BY THE NEW NIFS.
- IFRSS THAT ARE SUPPLEMENTARY GUIDANCE TO BE USED WHEN MEXICAN GAAP DOES NOT PROVIDE PRIMARY GUIDANCE.

THE CIRCULARS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD WILL CONTINUE TO HAVE THE STATUS OF RECOMMENDATIONS AND WILL BE PART OF THE NIFS UNTIL SUCH TIME AS THEY ARE REPLACED OR REPEALED BY NIFS.

THE NIFS ISSUED TO DATE ARE NOT EXPECTED TO HAVE A SIGNIFICANT EFFECT ON FINANCIAL INFORMATION REPORTING. THEY ARE THE FOLLOWING:

NIF A-1 "FINANCIAL INFORMATION STANDARDS STRUCTURE".
NIF A-2 "BASIC PRINCIPLES".
NIF A-3 "USERS REQUIREMENTS AND FINANCIAL STATEMENTS OBJECTIVES".
NIF A-4 "FINANCIAL STATEMENTS QUALITATIVE CHARACTERISTICS".
NIF A-5 "FINANCIAL STATEMENTS BASIC ELEMENTS".
NIF A-6 "RECOGNITION AND VALUATION".
NIF A-7 "PRESENTATION AND DISCLOSURE".
NIF A-8 "SUPPLEMENTARY STANDARDS TO MEXICAN GAAP".
NIF B-1 "ACCOUNTING CHANGES AND ERROR CORRECTIONS".

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
A) THE PARTIALLY CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED
IN ACCORDANCE WITH MEXICAN GAAP AND REFLECT THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE MOST RECENT REPORTIND DATE. FOR COMPARISON PURPOSES, PARTIALLY CONSOLIDATED FINANCIAL STATEMENTS OR PRIOR YEAR HAVE ALSO BEEN RESTATED TO REFLECT IDENTICAL PURCHASING POWER, USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRODUCTS INDEX (NCPI) ISSUED BY BANCO DE MEXICO.

B) CONVERSION FIGURES OF FOREIGN SUBSIDIARIES IS DONE IN ACCORDANCE WITH BULLETIN B-15 "FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS" ACCORDINGLY , THE TRANSLATION IS DONE UNDER THE "FOREIGN ENTITIES"

1.3 VALUATION OF TEMPORARY INVESTMENTS:
THESE INVESTMENTS ARE REALIZABLE WITHIN THREE MONTHS AND ARE VALUED AT MARKET PRICE.
THE INCOME OR LOSS GENERATED IS INCLUDED IN THE STATEMENTS OF OPERATIONS.

1.4 RIGHTS AND  LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN DOLLARS, ARE EXPRESSED IN MEXICAN PESOS AT THE CLOSING OF THE YEAR`S EXCHANGE RATE. THE EXCHANGE RATE ON JUNE 30st, 2006 WAS $11.2723.

1.5 INVENTORY VALUATION:
INVENTORIES ARE STATED AT AVERAGE COST, AND DO NOT EXCEED MARKET VALUE. THE AVERAGE COST APROXIMATES THE LAST PURCHASE OR PRODUCTION COST.

PROPERTY, PLANT AND EQUIPMENT:
PROPERTY, PLANT AND EQUIPMENT OF MEXICAN ORIGIN ARE RECORDED AT ACQUISITION COST AND ARE RESTATED TO REFLECT MEXICAN PESOS OF CONSTANT PURCHASING POWER USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRICE INDEX (NCPI).
PLANT AND EQUIPMENT OF NON-MEXICAN ORIGIN ARE RECORDED AT ACQUISITION COST AND THE ACQUISITION COST IS RESTATED TO CONSTANT CURRENCY USING THE INFLATION OF THE COUNTRY OF ORIGIN, THEN CONVERTED INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE. DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT, IS CALCULATED BASED ON UNITS PRODUCED IN THE PERIOD IN RELATION TO THE TOTAL ESTIMATED PRODUCTION OF THE ASSETS OVER THEIR SERVICE LIVES. ASSETS ARE DEPRECIATED AS FOLLOWS:
                           YEARS
BUILDINGS                 25-50
MACHINERY & EQUIPMENT     23-40
OFFICE EQUIPMENTS          5-10
TRANSPORTATION VEHICLES    1-5
COMPUTER EQUIPMENT         1-3

THESE ASSETS ARE EVALUATED ANNUALLY FOR POTENTIAL IMPAIRMENT. RECURRING MAINTENANCE AND REPAIR EXPENDITURES ARE CHERGED TO OPERATING EXPENSES AS INCURRED. MAJOR OVERHAULS TO FIXED ASSETS ARE CAPITALIZED AND AMORTIZED OVER THE PERIOD IN WHICH BENEFITS ARE EXPECTED TO BE RECEIVED.
NET COMPREHENSIVE FINANCING COST INCURRED DURING THE PERIOD OF CONSTRUCTION AND INSTALLATION OF PROPERTY, PLANT AND EQUIPMENT IS CAPITALIZED AND RESTATED APPLIYING FACTORS DERIVED FROM CHANGES IN
THE NCPI.

CONTINGENCY LIABILITIES:
LABOR OBLIGATIONS:
THE COMPANY ADOPTED THE NORMATIVE DISPOSITIONS RELATED TO BULLETIN D-3 "LABOR OBLIGATIONS" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, THIS NORMATIVITY MODIFIES THE BASIS FOR CUANTIFICATION, RECOGNITION AND DISCLOSURE OF EXPENSES AND LIABILITIES RELATED TO RETIREMENT AND SENIORITY PREMIUMS, INCLUDING FORMAL AND INFORMAL, REQUIRING ITS VALUATION USING THE ACTUARIAL METHOD OF "PROJECTED UNITARY CREDIT" WICH STATES THE OBLIGATION TO RECOGNIZE A
LIABILITY (ASSET) OF TRANSITION AT THE MOMENT OF THE APPLICATION OF THIS BULLETIN, WHICH IS AMORTIZED IN DIRECT LINE OVER THE REMAINIG AVERAGE LABOR LIFE OF THE EMPLOYEES EXPECTED TO RECEIVE SUCH BENEFITS FROM THE RETIREMENT PLANS, REQUIRES AN ADDITIONAL
LIABILITY IN CASE THE ACTUAL LIABILITY IS LARGER THAN THE
PROJECTED NET LIABILITY (ASSET).
THE COST OF THE EMPLOYEE RETIREMENT PLANS (PENSIONS AND
SENIORITY PREMIUMS), ARE RECOGNIZED AS COST IN THE YEARS IN WHICH THE SERVICES ARE PAID IN ACCORDANCE WITH CALCULATION PERFORMED
BY INDEPENDENT ACTUARIES.
IN THE COMPANIES ESTABLISHED IN THE UNITED STATES OF AMERICA, THERE IS A BENEFIT AND RETIREMENT PLAN (THE PLAN), WHICH COVERS ALL THE EMPLOYEES THAT MEET CERTAIN ELEGIBILITY REQUIREMENTS. THE BENEFITS OF THE PLAN ARE MAINLY BASED IN THE YEARS OF SERVICE AND THE COMPENSATION OF SUCH EMPLOYEES. CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES(THREE SUBSIDIARY COMPANIES) RECOGNIZES "MODIFICATIONS TO THE BULLETIN D-3 ON 2004" A NEW 2004 PLAN "ADDITIONAL BENEFITS AT RETIREMENT" IN ACCORDANCE TO MODIFICATIONS TO BULLETIN D-3.

STOCKHOLDERS' EQUITY:
CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY LEGAL RESERVE AND RETAINED EARNINGS, INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNT REPRESENTS THE REQUIRED AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF JUNE 30st, 2006.

FIXED AND VARIABLE EQUITY COMPONENTS

                          AMOUNT          NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                        ----------         ------------
                        1,660,947          110,641,111



DEFERRED TAXES:
AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES" THE COMPANY RECOGNIZED TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT OF DEFERRED TAXES DERIVED FROM TEMPORARY DIFFERENCES AS A GAIN OR A LOSS,IN SUBSECUENT PERIODS
THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING
COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL ASSETS AND
LIABILITIES METHOD, WHICH CALCULATES SUCH TAX,
USING THE APPLICABLE STATUTORY TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX VALUES OF THE ASSETS AND LIABILITIES AS OF THE END OF THE PERIOD.

DISCONTINUED OPERATIONS:
THE COMPANY REPORTS ON DISCONTINUED OPERATIONS THE RESULT OF THE
PARTICLEBOARD PLANT FROM PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE
C.V., FOR 2005.

BUSINESS SEGMENTS INFORMATION:
SEGMENT REPORTING INFORMATION IS PREPARED IN ACCORDANCE WITH BULLETIN B-5 "FINANCIAL INFORMATION BY SEGMENT". THE SEGMENTS REPORT BASED ON THE INTERNAL REPORT METHOD USED BY THE COMPANY.
THE COMPANY PRESENTS THE FOLLOWING BUSINESS SEGMENTS:
1. PACKAGING. THIS SEGMENT INCLUDES THE PRODUCTION AND SALES OF CORRUGATED CONTAINER, MULTI-WALL SACKS AND PAPER TUBES.
2. PAPER. THIS SEGMENT INCLUDES THE PRODUCTION AND SALES OF KRAFT
AND SEMI-KRAFT PAPER PRODUCED FROM VIRGIN FIBERS OR RECYCLED FIBERS.
3. OTHERS. THIS SEGMENT INCLUDES THE PRODUCTION AND SALE OF PLYWOOD. AS OF JUNE 30st., 2006 AND 2005, THE SEGMENT INFORMATION IS PRESENTED AS FOLLOWS:

                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT            SEGMENT
    2006          INCOME        ACQUISITION           ASSETS
   ------        ---------     ------------      --------------
PACKAGING        2,230,618           7,798          30,119,802
PAPER            1,510,772          49,865           9,023,251
OTHERS              57,106         126,795             515,157
ELIMINATONS     (1,300,072)                        (25,407,647)
                ----------     ------------      --------------
TOTAL            2,498,424         184,458          14,250,563
                ==========     ============      ==============



                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT          SEGMENT
    2005          INCOME        ACQUISITION         ASSETS
   ------        ---------     ------------     --------------
PACKAGING        2,167,959          28,240         21,961,779
PAPER            1,400,494           8,375          8,359,933
OTHERS              44,895             663            933,018
ELIMINATIONS    (1,325,508)                       (17,614,419)
                ----------     ------------     --------------
TOTAL            2,287,840          37,278         13,640,311
                ==========     ============     ==============


THE FINANCIAL INFORMATION PRESENTED ABOVE IS USED IN THE DECISITION MAKING PROCESS BY THE COMPANY.



INTERNAL CONTROL:
THE COMPANY HAS STARTED IMPLEMENTATION ON THE SARBANES OXLEY ACT WITH THE ADVISE OF EXPERT ADVISORS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  Aug 8, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer